As filed with the Securities and Exchange Commission on August 1, 2014

Registration No. 333-129599

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

PEARSON PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis Nos. 33-89456, 333-12374, and 333-12606).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt
Item Number and Caption	Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, and 18

(v) The sale or exercise of rights	Articles number 13, 14, 15, and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix) Restrictions upon the right to deposit of withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item – 2. Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Second Amended and Restated Deposit Agreement dated as of ______________, 2014, among Pearson plc, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.	Certification under Rule 466. –Not Applicable.

Item - 4. Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, August 1, 2014.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Pearson plc.

By:	The Bank of New York Mellon, As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, PEARSON PLC has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on August 1, 2014.

PEARSON PLC

By: /s/ Robin Freestone
Name: Robin Freestone

Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 1, 2014.

	/s/ John Fallon	/s/ Ken Hydon
	John Fallon	Ken Hydon
	Chief Executive Officer	Director
(Principal Executive Officer)

	/s/ Robin Freestone	/s/ Joshua Lewis
	Robin Freestone	Joshua Lewis
	Chief Financial Officer	Director
(Principal Financial and Accounting Officer)

	/s/ Glen Moreno	/s/ Linda Lorimer
	Glen Moreno	Linda Lorimer
	Chairman	Director

	/s/ David Arculus	/s/ Harish Manwani
	David Arculus	Harish Manwani
	Director	Director

	/s/ Vivienne Cox	/s/ Elizabeth Corley
	Vivienne Cox	Elizabeth Corley
	Director	Director

U.S. AUTHORIZED REPRESENTATIVE

PEARSON INC.

By:	/s/ Philip Hoffman
Philip Hoffman
President

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Second Amended and Restated Deposit Agreement dated as of __________, 2014, among Pearson plc, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.